UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC
Zip: 511400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Change of Auditor

On September 25, 2024, Top KingWin Ltd (the “Company”), upon the approval of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed OneStop Assurance PAC (“OneStop”), the former independent registered public accounting firm of the Company and appointed Tang Li & Associates, PLLC (PCAOB ID: 7080) (“Tang Li & Associates”) to serve as its independent registered public accounting firm for the year ended December 31, 2024.

OneStop’s reports on the Company’s financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with OneStop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of OneStop, would have caused OneStop to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided OneStop with a copy of the above disclosure and requested that OneStop furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the OneStop’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Tang Li & Associates, neither the Company, nor someone on behalf of the Company, has consulted Tang Li & Associates regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Tang Li & Associates concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K .

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from OneStop Assurance PAC to the U.S. Securities and Exchange Commission dated September 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: September 25, 2024	By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

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